Filed Pursuant to Rule 253(g)(2)

File No. 024-12352

SUPPLEMENT NO. 4 DATED MAY 2, 2025

MASTERWORKS VAULT 5, LLC

This Supplement No. 4 dated May 2, 2025 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 5, LLC (the “Company”) (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

The purpose of this supplement is to disclose certain changes to the Artist Market Profile relating to Ernie Barnes. The Artist Market Profile for Ernie Barnes was incorrectly classified as “Mature” in the Company’s Offering Circulars. Accordingly, the “Description of Business – Artist Metrics – Artist Market Profiles” section of the Offering Circular is updated to include the correct classification below.

Artist Market Profiles

Artist	Artist Market Profiles
Ernie Barnes	Established